FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1. [(English Translation) Report on Stock Repurchase]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 3, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

3

(English Translation) Report on Stock Repurchase

Applicable Provision	Article 24-6, paragraph 1 of Securities and Exchange Law

Filing with:	Director General of Kanto Finance Bureau

Filing Date	July 7, 2005

Reported Month	From June 1, 2005 to June 30, 2005

Company Name	Nomura Holdings, Inc.

Title and Name of Representative Person	President & CEO Nobuyuki Koga

Address of Principal Office	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, JAPAN

Telephone Number	81-3-5255-1000

Contact Person	Katsuo Tsunematsu Nomura Holdings, Inc. Managing Director of General Affairs Dept.

Contact Place	Same as the above

Telephone Number	Same as the above

Place of Public Reference

Tokyo Stock Exchange, Inc.

(2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd.

(1-8-16, Kitahama, Chuo-ku, Osaka)

Nagoya Stock Exchange Co., Ltd.

(3-3-17, Sakae, Naka-ku, Nagoya)

Class of Shares                                    Common Stock

1. State of Stock Repurchase

(1) Repurchase in accordance with the Resolution at Annual General Meeting of Shareholders

Not applicable.

(2) Repurchase from Subsidiaries

Not applicable.

(3) Repurchase in accordance with the Resolution at the Board of Directors

	Number of Shares		Purchase Amount (yen)
Authorization pursuant to the resolution of the Board of Directors (May 18, 2005)	25,000,000		37,500,000,000
	Date
	June 1	500,000	680,400,000
	2	1,600,000	2,203,500,000
	3	1,232,200	1,682,892,000
Repurchase during the Reported Month	6	513,900	699,394,400
(Repurchase Date)	7	1,500,000	2,022,500,000
	8	1,101,100	1,488,980,600
	9	1,600,000	2,126,200,000
	10	877,700	1,163,467,100
	13	1,362,500	1,811,912,500
	14	900,000	1,197,000,000
	15	810,600	1,082,074,800
	16	1,017,200	1,370,634,900
	17	977,100	1,322,461,800
	20	1,340,400	1,839,657,500
	21	858,400	1,169,838,600
	22	259,700	350,784,400
	23	50,000	67,600,000

Total		16,500,800	22,279,388,600

Aggregate Number and Amount of Shares Repurchased as of the end of the Reported Month		25,000,000	33,827,301,200

Progress of Stock Repurchase (%)		100%	90.2%

2. Disposition of Shares Repurchased

Not applicable.

3. Possession of Shares Repurchased

as of June 30, 2005

Number of Shares
Total Number of Outstanding Shares	1,965,919,860
Number of Shares Repurchased	45,409,000

*	The Number of Shares Repurchased as of May 30, 2005 has been reported as 32,230,194 shares. As such number of shares, however, included 3,321,994 shares in respect of the demands for purchase/additional purchase of less-than-one-voting-unit-share, we hereby correct the Number of Shares Repurchased as of May 30, 2005 as 28,908,200 shares.